Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2008	2007

Earnings:

Income before income taxes	$1,310	$1,271

Add:
Interest and other fixed charges, excluding capitalized interest	274	253

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	137	141

Distributed income of investees accounted for under the equity method	2	2

Amortization of capitalized interest	2	1

Less: Equity in earnings of investments accounted for
under the equity method	7	10

Total earnings available for fixed charges	$1,718	$1,658

Fixed charges:

Interest and fixed charges	$283	$261

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	137	141

Total fixed charges	$420	$402

Ratio of earnings to fixed charges	4.09x	4.12x

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